082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Rule 12g3-2(b) File No. 82-5190



07024100

Date May 31, 2007
Contact Martina C. Schuler

Unaxis Holding

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5480

'SUPPL

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M.C. Schuler

Corporate Communications

PROCESSED

JUN 1 3 2007

THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon   Martina C. Schuler
Churerstrasse 120   Phone   +41 58 360 96 05
P.O. Box   Fax   +41 58 360 98 05
8808 Pfäffikon SZ   martina.schuler@oerlikon.com
Switzerland   www.oerlikon.com



Media release
Rule 12g3-2(b) File No. 82-5190
RECEIVED

'JJ] ::::'. - 5   A b: ' ']

Disclosure of shareholding pursuant to stock exchange act :. OF INTERi.. i .:

Pfäffikon SZ, May 24, 2007 – According to an announcement by Victory Industrie-beteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated May 23, 2007, on May 16, 2007, said institution held a total of 47.57 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 693 333 registered shares (33.19 %)
- 217 603 770 call options (14.38 %)

According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, also dated May 23, 2007, on May 22, 2007 said institution held a total of 48.17 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 716 781 registered shares (33.35 %)
- 224 603 770 call options (14.82 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Investor Relations
Phone +41 58 360 96 05	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.



OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ